UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

JetPay Corporation

(Name of Subject Company)

JetPay Corporation

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

SERIES A-1 CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

SERIES A-2 CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

477177109 (Common Stock)

(CUSIP Number of Class of Securities)

Diane (Vogt) Faro

Chief Executive Officer

7450 Tilghman Street

Allentown, PA 18106

With copies to:

James A. Lebovitz, Esq.

Ian A. Hartman, Esq.

Dechert LLP

2929 Arch Street

Philadelphia, PA 19104

(215) 994-4000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications related to the proposed acquisition of JetPay Corporation (the “Company”) by NCR Corporation, a Maryland corporation (“Parent”), and Orwell Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) entered into by and among the Company, Merger Sub and Parent on October 19, 2018:

-	The information set forth under Items 1.01 and 8.01 of the Current Report on Form 8-K filed by the Company on October 22, 2018 (including all exhibits attached thereto) is incorporated herein by reference.

-	Certain communications, as described in more detail below:

Frequently Asked Questions, first used October 22, 2018

Email to Employees, first used October 22, 2018

Form of Email to Customers, first used October 22, 2018

Notice to Investors

The tender offer for the outstanding shares of common stock and preferred stock of the Company has not yet commenced. This communication is for informational purposes only and does not constitute an offer to buy or a solicitation of an offer to sell any securities of the Company. The solicitation and offer to buy shares of common stock and preferred stock will only be made pursuant to an Offer to Purchase and related materials. At the time the tender offer is commenced, Merger Sub will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission (the “SEC”) and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. Investors are urged to read these materials when they become available, as well as any other relevant documents filed with the SEC when they become available, carefully and in their entirety because they will contain important information, including the terms and conditions of the tender offer. Investors may obtain a free copy of the Solicitation/Recommendation Statement and other documents (when available) that the Company files with the SEC at the SEC’s website at www.sec.gov, or free of charge from the Company at www.jetpay.com.

Cautionary Statement Regarding Forward-Looking Statements

This announcement includes “forward-looking statements.” You can sometimes identify forward looking-statements by our use of the words “believes,” “anticipates,” “expects,” “intends,” “plans,” “forecast,” “guidance” and similar expressions. You are cautioned that there can be no assurance actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of such factors. Forward-looking statements include, but are not limited to, statements with respect to the plans, strategies and objectives of management for business strategy, outlook, objectives, milestones, plans, intentions, goals, future financial condition or otherwise as to future events. Please refer to the risks detailed from time to time in the reports we file with the U.S. Securities and Exchange Commission, including our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, for additional risk factors that could cause our actual results to differ materially from those stated or implied by such forward-looking statements. Any forward-looking statement made by the Company in this announcement are based only on information currently available to the Company and speak only as of the date on which it is made. The Company undertakes no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, unless required by law.

EXHIBIT INDEX

Exhibit Number	Description
99.1	Frequently Asked Questions, first used October 22, 2018
99.2	Email to Employees, first used October 22, 2018
99.3	Form of Email to Customers, first used October 22, 2018